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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCKPORT VENTURE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 MORRIS AVENUE, SECOND FLOOR, SUITE 7
(No. and Street)

SPRING LAKE	NJ	07762
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BOSLAND, 732-359-7109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VAN DUYNE, BRUNO & CO., P.A.
(Name – *if individual, state last, first, middle name*)

18 HOOK MOUNTAIN ROAD	PINE BROOK	NJ	07058
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MARK BOSLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKPORT VENTURE SECURITIES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGER

Title

Notary Public

ORLANDO PAZ
ID # 2373142
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 14, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKPORT VENTURE SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
(OTHER LEGAL AND REGULATORY REQUIREMENTS)

December 31, 2016

ROCKPORT VENTURE SECURITIES, LLC

TABLE OF CONTENTS

December 31, 2016

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Rockport Venture Securities, LLC

We have audited the accompanying balance sheet of Rockport Venture Securities, LLC (a Delaware Single Member LLC), as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) pursuant to SEA Rule 17a-5(g). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Rockport Venture Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplementary information contained in the statements of net capital pursuant to SEC Rule 15c3-1 and the exemption report is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Van Duyne, Bruno & Co.
Pine Brook, NJ

February 13, 2017

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▪ Tel: (973) 808-1445 ▪ Fax: (973) 808-1613 ▪ Email: info@vb-cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▪ Tel: (732) 741-1075

ROCKPORT VENTURE SECURITIES, LLC
BALANCE SHEET
December 31, 2016

ASSETS

Current assets		
Cash and cash equivalents	$	60,455
Prepaid expenses		3,000
Total current assets		63,455
Property and equipment		
Computer equipment		35,977
Furniture and fixtures		15,807
		51,784
Less: accumulated depreciation		44,145
Net property and equipment		7,639
Total assets	$	71,094

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable	$	14,624
Accrued expenses		7,500
Total liabilities		22,124
Member's equity		48,970
Total liabilities and member's equity	$	71,094

See accompanying notes to financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2016

Revenue	
Fee income	$ 1,223,467
Operating expenses	
Bank fees	987
Charitable contributions	9,240
Conferences	3,705
Consulting fees	201,105
Depreciation	2,405
Dues and subscriptions	2,330
Education and training	145
FINRA fees	10,058
Interest expense	90
Meals and entertainment	15,445
Office supplies	1,456
Outside services	93,500
Payments to member	635,385
Postage	271
Professional fees	19,776
Rent	8,400
Repairs and maintenance	215
Telecommunications	24,926
Travel	48,746
Website subscription service	20,013
Total operating expenses	1,098,198
Net income	$ 125,269

See accompanying notes to financial statements.

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For The Year Ended December 31, 2016

Balance at beginning of year - January 1, 2016	$	96,264
Net income - December 31, 2016		125,269
Distributions		(172,563)
Member's equity - December 31, 2016	$	48,970

ROCKPORT VENTURE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2016

Cash Flows From Operating Activities	
Net income	$ 125,269
Adjustments to reconcile net income to net cash flows provided by operating activities	
Depreciation	2,405
Changes in operating assets and liabilites:	
Decrease in prepaid expenses	3,686
Increase in accounts payable	1,125
Increase in accrued expenses	2,000
Net cash provided by operating activities	134,485
Cash Flows From Investing Activities	
Purchase of property and equipment	(3,974)
Net cash used in investing activities	(3,974)
Cash Flows From Financing Activities	
Distributions	(172,563)
Net cash used in financing activities	(172,563)
Net decrease in cash	(42,052)
Cash at January 1, 2016	102,507
Cash at December 31, 2016	$ 60,455

See accompanying notes to financial statements.

ROCKPORT VENTURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Rockport Venture Securities, LLC (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of operations

The Company was organized on May 18, 2001 and commenced active operations on November 6, 2001. Its principal business activity is to provide private placement services for companies located throughout the United States and Europe. The Company is a wholly owned subsidiary of Rockport Venture Partners, LLC.

Method of accounting

The books for accounting reflect transactions on the accrual method of accounting.

Cash and cash equivalents

Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Accounts receivable have been reviewed by management and it has been determined that there is no requirement for an allowance for doubtful accounts receivable at December 31, 2016 as there were no accounts receivable at such a date.

Property and equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for property and equipment are 5-7 years.

Note 1 – Summary of Significant Accounting Policies (continued)

Statement of cash flows

The Company is in compliance with Accounting Standards Codification (ASC) Topic 230, Statement of Cash Flows, and has adopted the indirect method of presenting its statement of cash flows.

Income taxes

The Company and its parent, Rockport Venture Partners, LLC, have elected to be taxed as a partnership and, accordingly, do not pay income taxes on its taxable income. Instead, the members of Rockport Venture Partners, LLC are liable for individual income taxes on their proportionate share of the Company's taxable income.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertainty in Income Taxes." The standard prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and disclosures required. Under this standard, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Financial instruments

The Company's financial instruments are cash and cash equivalents, prepaid expenses, accounts payable and accrued expenses. The recorded values approximate their fair values based on their short-term nature.

Revenue recognition

Placement fees are recognized on a trade date basis.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ROCKPORT VENTURE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

Note 2 – Prepaid Expenses

Prepaid expenses at December 31, 2016 are summarized as follows:

Prepaid FINRA fees	$ 3,000

Note 3 – Property & Equipment

Property and equipment consists of the following:

Furniture and fixtures	$ 15,807
Computers and equipment	35,977
	51,784
Less: accumulated depreciation	44,145
Total	$ 7,639

Depreciation expense of property, plant, and equipment amounted to $2,405 for December 31, 2016, and is included in operating expenses on the statement of income.

Note 4 – Commitments

The Company leases office space in New Jersey. Rather than signing a formal lease agreement, the lease is based on a month-to-month agreement, in which the Company has the right to terminate this lease at any time, as does the landlord. The monthly rent expense remains the same, as based on the lease agreement.

Rent expense amounted to $8,400 for the year ended December 31, 2016, and is included in operating expenses on the statement of income.

Note 5 – Concentrations of Credit Risk

At times during the year, the Company maintained balances in bank accounts which exceeded the federally insured limit of $250,000. These balances fluctuated during the year. Management monitors regularly the financial condition of the banking institutions along with their balances of cash and cash equivalents and tries to keep the risk to a minimum.

For the year ended December 31, 2016, approximately 76% of the Company's revenues were from two customers.

Note 6 – Net Capital Requirement

As a registered broker-dealer and member firm of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. It computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $45,970 which exceeded its required net capital by $40,970.

Note 7 - Recent Accounting Pronouncements

Update 2016-17 Consolidation (Topic 810): Interests Held through Related Parties that are under Common Control

The measurements in which a reporting entity needs to evaluate with consolidation with another entity have been revised to ensure companies can provide useful information to end users. The amendments subject the entities to reevaluate under the revised consolidation model. Specifically, the amendments: 1. Modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities. 2. Eliminate the presumption that a general partner should consolidate a limited partnership. 3. Affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships. 4. Provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and for interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period.

Update 2016-07—Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting

The amendments in this Update eliminate the requirement that when an investment qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held.

The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of

Note 7 - Recent Accounting Pronouncements (Continued)

accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method.

Effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increases in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted.

Update 2016-03—Intangibles—Goodwill and Other (Topic 350), Business Combinations (Topic 805), Consolidation (Topic 810), Derivatives and Hedging (Topic 815): Effective Date and Transition Guidance (a consensus of the Private Company Council)

The amendments in this Update address the concerns of private company stakeholders about the required assessment of preferability when electing a private company accounting alternative for the first time after its effective date. Those stakeholders were concerned about scenarios in which it may be suboptimal for a private company to elect the alternative by its effective date because of the private company's facts and circumstances or because it was unaware of the alternative until after the effective date. Stakeholders were also concerned about whether private companies were benefiting from the favorable transition provisions provided in other Updates when a private company voluntarily elects an alternative in those Update after its effective date.

The amendments in this Update make the guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 effective immediately by removing their effective dates. The amendments also include transition provisions that provide that private companies are able to forgo a prefer ability assessment the first time they elect the accounting alternatives within the scope of this Update. Any subsequent change to an accounting policy election requires justification that the change is preferable under Topic 250, Accounting Changes and Error Corrections. The amendments in this Update also extend the transition guidance in Updates 2014-02, 2014-03, 2014-07, and 2014-18 indefinitely. While this Update extends transition guidance for Updates 2014-07 and 2014-18, there is no intention to change how transition is applied for those two Updates.

Update 2016-02 - Leases (Topic 842)

The amendments in this Update create Topic 842, *Leases*, and supersede the leases requirements in Topic 840, *Leases*. Topic 842 specifies the accounting for leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease.

Note 7 - Recent Accounting Pronouncements (Continued)

Effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for any of the following:

1. A public business entity

2. A not-for-profit entity that has issued, or is a conduit bond obligor for, securities that are traded, listed, or quoted on an exchange or an over-the-counter market

3. An employee benefit plan that files financial statements with the U.S. Securities and Exchange Commission (SEC).

For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020.

Early application of the amendments in this Update is permitted for all entities.

Update 2016-01 Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities

The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee).

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities including not-for-profit entities and employee benefit plans within the scope of Topics 960 through 965 on plan accounting, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. All entities that are not public business entities may adopt the amendments in this Update earlier as of the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.

Note 8 – Subsequent Events

Management has evaluated subsequent events through February 13, 2017, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
OTHER LEGAL AND REGULATORY REQUIREMENTS

ROCKPORT VENTURE SECURITIES, LLC
SUPPLEMENTARY INFORMATION
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
December 31, 2016

Net capital, member's equity			$	48,970
Less nonallowable assets				10,639
Net capital				38,331
Aggregate indebtedness				22,124
Computed minimum net capital required (6.67% of aggregate indebtedness)				1,476
Minimum net capital required (under SEC Rule 15c3-1)				5,000
Excess net capital ($38,331 - $5,000)			$	33,331
Percent of aggregate indebtedness to net capital	$	22,124		
	$	38,331		
				58%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2016.

Van Duyne, Bruno & Co., P.A.
Certified Public Accountants & Advisors

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

Exemption Report

We have reviewed management's statements, included in the accompanying computation for determination of reserve requirements and information relating to possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Rockport Venture Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Rockport Venture Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), who, as an introducing broker or dealer, has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year and (2) Rockport Venture Securities, LLC stated that Rockport Venture Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rockport Venture Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rockport Venture Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Van Duyne, Bruno & Co.
Pine Brook, NJ
February 13, 2017

18 Hook Mountain Road, P.O. Box 896, Pine Brook, NJ 07058 ▫ Tel: (973) 808-1445 ▫ Fax: (973) 808-1613 ▫ Email: info@vb3cpa.com
312 Shrewsbury Avenue, Red Bank, NJ 07701 ▫ Tel: (732) 741-1075

ROCKPORT VENTURE SECURITIES LLC, EXEMPTION REPORT

Rockport Venture Securities, LLC ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best knowledge and belief, The Company states the following:

i) The Company claimed an exemption from 17 C.F.R. Section 240.17a-5 under the following provisions of 17 C.F.R. Section 240.15c3-3(k)(2)(i), Who, as introducing broker or dealer, has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year.

ii) The Company met the identified exemption provisions in Section 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Rockport Venture Securities, LLC

I, Mark Bosland, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Signed: Date: 2/13/17

Mark Bosland
Managing Member

February 13, 2017